

Antonio Ferreiro · 3rd

Co-Founder & CEO at Gourmedia SpA

Chile · 500+ connections · **Contact info**

 **Gourmedia SpA®**

 **Cass Business Scho**

Experience


Co-Founder & CEO
Gourmedia SpA® · Full-time
Apr 2020 – Present · 9 mos
Santiago, Santiago Metropolitan, Chile

Overt
Non Executive Board Member
Overt Skincare · Part-time
Dec 2020 – Present · 1 mo
Delaware, United States


Co-Founder & Partner
Puente Social · Full-time
Apr 2020 – Present · 9 mos
Santiago Metropolitan, Chile


Product Manager
HCMFront
Oct 2019 – Mar 2020 · 6 mos
Santiago Province, Chile

Operations & Innovation | Business Development | New Ventures | Growth Hacking



Consultant
H.W. Anderson
Jul 2016 – Apr 2018 · 1 yr 10 mos
Edinburgh, United Kingdom

Global LNG & European Gas and Power Origination

Show 4 more experiences ⌄

Education



Cass Business School
MSc, Energy, Trade & Finance
2018 – 2019

Modules
Quantitative Methods
Advanced Quantitative Methods
Corporate Finance
Energy Economics
Oil and Energy Transportation and Logistics
Managerial Accounting
Oil and Energy Trading Economics and Finance
Power and Renewables Markets
Principles of Finance
Financial Markets

The University of Edinburgh
Master of Arts - MA, International Relations and Politics
2012 – 2016
Activities and Societies: Co-Founder University of Edinburgh Sustainable Development Society
Performance Team Rugby Player, Latin American Economic Forum Vice President

Licenses & certifications



Bloomberg Market Concepts
Bloomberg LP
Issued May 2019 · No Expiration Date

Skills & endorsements

Consulting · 26

 Endorsed by **3 of Antonio's colleagues at H.W. Anderson**

Executive Search · 24

 Endorsed by **5 of Antonio's colleagues at H.W. Anderson**

Leadership · 24

 Endorsed by **3 of Antonio's colleagues at H.W. Anderson**

Show more ⌄

Recommendations

Received (1)   Given (0)

 **Rory Semple**
Founder at Overt Skincare |
Strategy | Consulting |
Management
October 19, 2017, Antonio
worked with Rory in the same
group

Antonio is an excellent asset in any team. His absolute mas·
several languages combined with his relentless pursuit of
knowledge equips him perfectly for a variety of roles. I have
doubt that Antonio's fastidious determination in all facets o·
be it work, academics or sport, are the indicators of ... See

Accomplishments

5 **Languages**
English · Italian · Norwegian · Portuguese · Spanish

Interests

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CEO at Microsoft

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Credit Suisse
910,271 followers



The University of Edinburgh Alumni
20,285 members

See all